UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

CHINA GREEN AGRICULTURE, INC.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

16943W105

(CUSIP Number)

Tao Li

3rd Floor, Borough A, Block A.

No.181 South Taibai Road

Xi’an, Shaanxi Province

People’s Republic of China 710065

(011)-86-29-88266368

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 26, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐ .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	16943W105	Page 2 of 5

1	name of reporting person i.r.s. identification no. of above person (entities only) Tao Li
2	check the appropriate box if a member of a group* N/A (A)☐ (B)☐
3	sec use only
4	source of funds* PF
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization People’s Republic of China
number of shares beneficially owned by each reporting person with	7	sole voting power 8,701,438 shares
	8	shared voting power 0 shares
	9	sole dispositive power 8,701,438 shares
	10	shared dispositive power 0 shares
11	aggregate amount beneficially owned by each reporting person 8,701,438 shares
12	check box if the aggregate amount in row (11) excludes certain shares*
13	percent of class represented by amount in row (11) 27.4%
14	type of reporting person* IN

CUSIP No.	16943W105	Page 3 of 5

EXPLANATORY NOTE

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 7, 2008 (the “Original Schedule 13D”), the Amendment No. 1 to the Original Schedule 13D filed with the SEC on March 5, 2009 (“Amendment No.1”), the Amendment No. 2 to the Original Schedule 13D filed with the SEC on June 4, 2009 and is being filed on behalf of an individual, Mr. Tao Li (the “Reporting Person”) with respect to his holdings of Common Stock of China Green Agriculture, Inc., a Nevada company (the “Company” or the “Issuer”). Capitalized terms used herein which are not defined herein have the meanings given to such terms in the Original Schedule 13D, Amendment No.1 and Amendment No. 2. Except as otherwise expressly provided herein, all items of the Original Schedule 13D, Amendment No.1 and Amendment No. 2 remain unchanged.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The funds used to consummate the ESPP (as defined below) were from the Reporting Person’s salary from the Issuer and his personal funds.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the Original Schedule 13D, Amendment No. 1 and Amendment No. 2 are hereby amended by adding the following thereto:

On September 28, 2013, the Reporting Person was granted 480,000 shares of restricted stock under the Company’s 2009 Equity Incentive Plan, as amended (the “Plan”). On June 14, 2012, the reporting person was granted 250,000 shares of restricted stock under the Plan. On March 31, 2011, the reporting person was granted 38,000 shares of restricted stock under the Plan. On January 3, 2010, the Reporting Person was granted performance-based options to purchase 30,194 shares of common stock under the Plan. However, on March 31, 2011, the Issuer cancelled the unvested portion of these options, i.e., options to purchase 25,000 shares of common stock at an exercise price of $14.70 per share. The Reporting Person received grants of restricted stock and stock options from the Company for compensatory purposes in his role as an executive officer.

On September 26, 2013, the Reporting Person purchased 118,778 shares of common stock, par value $0.001 per share (the “Common Stock”) at the price of $4.42 per share, the closing price at NYSE that day, in the second offering of the Company’s Employee Stock Purchase Plan (“ESPP”) adopted by the Company’s Board of Directors (the “Board”) on August 9, 2012 which was later amended and restated by the Board on October 19, 2012. On September 26, 2012, the Reporting Person purchased 151,515 shares of Common Stock at the market price of $3.30 per share under the ESPP. On March 8, 2012, the Reporting Person purchased 63,158 shares of Common Stock, at a purchase price of $4.75 per share, for an aggregate purchase price of $300,000.50, pursuant to a Stock Purchase Agreement. The purchases were for investment purpose.

Except as set forth herein, the Reporting Person does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Pursuant to Rule 13d-3(a), as of September 30, 2013, the Issuer had 31,812,013 shares of Common Stock issued and outstanding. After the consummation of the transactions described in Item 4 of this Schedule 13D, the Reporting Person has sole power to vote 8,701,438 shares of Common Stock, which constitutes approximately 27.4% of the Issuer’s outstanding shares of Common Stock. The Reporting Person has the power to direct the disposition of 8,701,438 shares of Common Stock. Except as described in this Amendment No. 3, the Reporting Person has not effected any transactions in Common Stock during the past 60 days. The Reporting Persons has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock he beneficially owns.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

There are no such contracts, arrangements, understandings, or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

CUSIP No.	16943W105	Page 4 of 5

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Exhibit No.	Description

1	Form of Restricted Stock Grant Agreement, filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 11, 2010.

CUSIP No.	16943W105	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2013	/s/ Tao Li
Tao Li